SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of April 2006
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2005 Annual Report
On March 31, 2006, Shinhan Financial Group (“SFG”) filed the 2005 annual business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99.1 NON-CONSOLIDATED FINANCIAL STATEMENTS
EX-99.2 CONSOLIDATED FINANCIAL STATEMENTS
Exhibit 99-1 Independent Accountant’s Review Report (Non Consolidated Financial Statements)
Exhibit 99-2 Independent Accountant’s Review Report (Consolidated Financial Statements)

1. Introduction of the Group
Company History in 2005
▪	August 26, 2005

BOD resolution to liquidate e-Shinhan

▪	August 29, 2005

Acquisition of “Shinhan NPS Private Equity Fund 1” as the Group’s indirect subsidiary

▪	September 27, 2005

BOD resolution to acquire Shinhan Life Insurance as the Group’s subsidiary through a small-scale share swap

▪	November 24, 2005

Completion of final Stockholders’ Meeting concerning the liquidation of e-Shinhan

▪	December 13, 2005

Acquisition of Shinhan Life Insurance as the Group’s subsidiary
Principal Subsidiaries under Korean Law as of December 31, 2005
     Direct Subsidiaries

Subsidiaries	Ownerships by SFG
Shinhan Bank	100.0%
Chohung Bank	100.0%
Good Morning Shinhan Securities1)	100.0%
Shinhan Life Insurance2)	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank3)	62.4%
SH&C life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	Good Morning Shinhan Securities was delisted from the Korea Exchange on January 5, 2005.

2)	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary on December 13, 2005

3)	Jeju Bank is currently listed on the Korea Exchange.

     Indirect subsidiaries held through direct subsidiaries

Direct Subsidiaries	Indirect Subsidiaries	Ownerships by the
		Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance (Hong Kong)	100.0%
Chohung Bank	Chohung ITMC	79.8%
	Chohung Finance (Hong Kong)	100.0%
	CHB America Bank	100.0%
	Chohung Bank GmbH	100.0%
	Chohung Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1	5.0	% 1)

1)	Shinhan Financial Group currently owns 36.7% of Shinhan Private Equity
Number of Shares by type
The table below shows the number of issued and outstanding shares of the Group as of December 31, 2005

Types of Shares	Number of Shares	Total amount of
		par value(KRW)
Common Shares	359,207,313	1,796,036,565,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	22,360,301	111,801,505,000

Total	434,151,575	2,170,757,875,000

Employee Stock Ownership Plan (ESOP)
     (1) Contribution to ESOA (Employee Stock Ownership Association)

Contributed to	Contribution Date	Contribution Amount	Contributor	Use of money
		(KRW)
	Apr. 15, 2005	681,779,448	SFG	Stock Purchase
Association Accounts	Apr. 14, 2005	32,550,000,000	SHB	Stock Purchase
	Apr. 13, 2005	297,775,000	Shinhan Capital	Stock Purchase
Sub-total		33,529,554,448	—
Employee Accounts	Nov. 28–Dec. 29, 2005	19,894,745,599	Employees	Stock Purchase
Sub-total		19,894,745,599	—
Total		53,424,300,047	—

(2) Changes in ESOA Share Ownership 1)
(Unit: shares)

		Beginning			Ending Balance
		Balance			(December 31,
	Share type	(Jan.1, 2005)	Increase2)	Decrease3)	2005)
Association Accounts	Common Shares	650,146	1,293,682	1,415	1,942,413
Employee Accounts	Common Shares	0	845,790	2,520	843,270

Total	—	650,146	2,139,472	3,935	2,785,683

1)	Shinhan Financial Group introduced the Employee Stock Ownership Plan (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2)	The increase is attributable to the purchase of shares with the contributions of April 2005.

3)	The decrease is attributable to the retirement of Shinhan Bank’s employees.
(3) ESOA Share Ownership per each company
(As of December 31, 2005, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	36,672	8,556	45,228
Shinhan Bank	1,887,334	582,443	2,469,777
Chohung Bank	—	207,436	207,436
Shinhan Capital	18,407	96	18,503
Shinhan Card	—	8,989	8,989
Shinhan Life Insurance	—	31,578	31,578
SH&C Life Insurance	—	652	652
Shinhan Credit Information	—	576	576
Shinhan Data System	—	2,944	2,944

Total	1,942,413	843,270	2,785,683

2. Business Results
Operational Results
(in millions of Korean Won)

	2005	2004	2003
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,886,806	1,224,147	617,074
Gain using the equity method of accounting	1,789,621	1,108,952	519,287
Interest income	95,812	114,264	97,787
Other income	1,373	931	—
Operating Expense	154,873	147,638	251,366
Loss using the equity method of accounting	1,047	212	129,886
Operating Income	1,731,933	1,076,509	365,708
Source and Use of Funds
Source of Funds
(in millions of Korean Won)

	2005		2004		2003
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	8,463,137	77.36	6,770,562	74.00	4,768,492	73.82
Capital Stock	2,100,646	19.20	2,012,812	22.00	1,660,319	25.70
Capital Surplus	3,846,957	35.16	3,485,465	38.10	2,512,502	38.89
Retained Earnings	2,158,881	19.73	1,130,293	12.35	692,409	10.72
Capital Adjustment	356,653	3.26	141,992	1.55	-96,738	-1.50
Borrowings	2,477,425	22.64	2,378,244	26.00	1,691,375	26.18
Debentures	2,090,759	19.11	2,017,816	22.06	1,434,951	22.21
Other liabilities	386,666	3.53	360,428	3.94	256,424	3.97

Total	10,940,562	100.00	9,148,806	100.00	6,459,867	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.
Use of Funds
(in millions of Korean Won)

	2005		2004		2003
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	9,060,179	82.81	7,100,773	77.61	5,882,011	77.81
Shinhan Bank	4,198,207	38.37	3,709,669	40.55	3,139,126	41.53
Chohung Bank	3,393,190	31.01	2,411,868	26.36	1,831,964	24.24
Good Morning Shinhan Securities	867,403	7.93	610,171	6.67	537,265	7.11
Shinhan Life Insurance	147,558	1.35	—	—	—	—
Shinhan Card	197,754	1.81	162,378	1.77	191,094	2.53

	2005		2004		2003
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Shinhan Capital	139,108	1.27	112,775	1.23	95,384	1.26
Shinhan BNP Paribas ITMC	23,139	0.21	22,435	0.25	22,109	0.29
E-Shinhan	2,197	0.02	2,617	0.03	3,331	0.04
Shinhan Macquarie FA	1,641	0.01	1,159	0.01	578	0.01
Jeju Bank	57,606	0.53	49,418	0.54	44,783	0.59
Shinhan Credit Information	8,198	0.07	4,628	0.05	2,392	0.03
SH&C Life Insurance	14,879	0.14	13,655	0.15	13,985	0.19
Shinhan Private Equity	9,300	0.09	1,958	0.02	—	—
Investment on Bonds	—	—	—	—	905	0.01
Loans	1,667,537	15.24	1,953,788	21.36	1,618,091	21.41
Fixed Assets	1,296	0.01	1,508	0.02	1,434	0.02
Intangible Assets	1,030	0.01	477	0.01	471	0.01
Cash Deposit in bank	177,313	1.62	55,370	0.61	25,326	0.34
Other Assets	33,207	0.31	36,893	0.40	30,808	0.41

Total	10,940,562	100.00	9,148,809	100.00	7,559,046	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Requisite Capital Ratio
(in billions of Korean Won)

	2005	2004	2003
Aggregate Amount of Equity Capital (A)	11,434.0	9,867.9	8,847.7
Requisite Capital (B)	8,609.1	7,625.3	7,472.0
Requisite Capital Ratio (A/B) 1)	132.81%	129.41%	118.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.
Won Liquidity Ratio
(in millions of Korean Won)

	2005	2004	2003
Won Assets due within 3 months (A)	341,547	221,335	16,687
Won Liabilities due within 3 months (B)	332,746	212,081	15,504
Won Liquidity Ratio (A/B) 1)	102.65%	104.36%	107.63%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

Liabilities to Equity Ratio
(in millions of Korean Won)

	2005	2004	2003
Liabilities (A)	2,325,114	2,325,043	2,176,875
Equity (B)	10,137,017	7,747,271	5,523,410
Liabilities to Equity Ratio (A/B)	22.94%	30.01%	39.41%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) Total Capital Adequacy Ratio (%)

	2005	2004	2003
Shinhan Bank	12.23	11.94	10.49
Chohung Bank	10.94	9.40	8.87
Jeju Bank	11.71	10.91	10.96

*	The Total Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
(2) Net Capital Ratio (%)

	Dec.31 2005	Mar.31 2005	Mar.31 2004
Good Morning Shinhan Securities	614.84	629.22	480.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3) Solvency Margin Ratio (%)

	Dec.31 2005	Mar.31 2005	Mar.31 2004
Shinhan Life Insurance	232.12	—	—

*	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary as of December 13, 2005
(4) Adjusted Equity Capital Ratio (%)

	2005	2004	2003
Shinhan Card	17.68	16.48	13.78

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

(5) Non Performing Loans
(in billions of Korean Won)

			Dec. 31. 2004		Dec. 31. 2003
			(March 31, 2005 for GMS		(March 31, 2004 for GMS
	Dec. 31. 2005		Securities)		Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans(%)	NPL	Loans (%)

Shinhan Bank 1)	363.5	0.64	434.4	0.84	398.5	0.82
Chohung Bank 1)	531.3	1.15	814.1	1.89	1,879.6	4.19
Jeju Bank 1)	16.3	1.15	30.3	2.33	29.8	2.27
GMS Securities 2)	25.1	5.12	30.7	11.75	38.2	13.48
Shinhan Card 3)	33.4	2.71	37.5	4.46	74.7	6.34

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

(6)	Loan Loss Allowances & Write-offs for the period
(in billions of Korean Won)

			Jan. 1, 2005~	Jan. 1, 2004~	Jan. 1, 2003~
			Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Shinhan Bank	Loan Loss Allowance	Domestic	627.3	663.0	791.9
		Overseas	56.3	80.5	74.5
		Total	683.6	743.5	866.4
	Write-offs		108.2	232.6	70.1

Chohung Bank	Loan Loss Allowance	Domestic	861.2	955.5	1,602.6
		Overseas	27.6	51.2	56.3
		Total	888.8	1,006.7	1,658.9
	Write-offs		571.5	1,400.2	1,781.2

Jeju Bank	Loan Loss Allowance	Domestic	25.3	32.2	34.5
		Overseas	—	—	—
		Total	25.3	32.2	34.5
	Write-offs		19.1	24.7	17.9

GM Shinhan Securities1)	Loan Loss Allowance	Domestic	27.2	30.9	30.9
		Overseas	—	—	—
		Total	27.2	30.9	30.9
	Write-offs		3.7	1.9	—

			Jan. 1, 2005~	Jan. 1, 2004~	Jan. 1, 2003~
			Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2003
Shinhan Card	Loan Loss Allowance	Domestic	46.3	49.8	94.6
		Overseas	—	—	—
		Total	46.3	49.8	94.6
	Write-offs		86.2	233.2	277.0

1)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2005 to December 31, 2005, (ii) from April 1, 2004 to March 31, 2005, and (iii) from April 1, 2003 to March 31, 2004.

3. Independent Accountant
Audit Opinion for the last 3 years

	FY 2005	FY 2004	FY 2003

Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)	Working hours

2005	KPMG Samjong Accounting Corp.	288,000,000	3,073 hours
2004	KPMG Samjong Accounting Corp.	300,000,000	2,504 hours
2003	KPMG Samjong Accounting Corp.	210,000,000	1,560 hours

Compensation for Services Other than Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment

2005	Jan.	Audit of the Financial Statements based on US GAAP	USD2,000,000

	Sept.	Settlement of taxation affairs	KRW15,000,000
2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW1,375,000,000
2003	Sept.	Due diligence on Chohung Bank	KRW904,000,000
	July	Valuation of common shares of Chohung Bank	KRW100,000,000

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors
Our executive directors are as follows as of March 21, 2006:

Name	Date of Birth	Position	Service Term

Eung Chan Ra	Nov.25, 1938	Chairman of BOD	3 years starting from March 25, 2004
Head of the Board Steering Committee
In Ho Lee	Nov. 2, 1943	President & CEO	3 years starting from March 25, 2004
Board Steering Committee member
Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004

2) Non-Executive Directors
     Currently, 12 non-executive directors are in office. Of the twelve members, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 21, 2006.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term

Young Seok Choi	Jul. 2, 1929	Non-Executive Directors,	3 years starting from March 25, 2004
Audit Committee member

Yong Woong Yang	Aug. 4, 1948	Non-Executive Directors	3 years starting from March 25, 2004

Il Sup Kim	Jul. 1, 1946	Outside Director	1 year starting from March 21, 2006
Head of Audit Committee

Sang Yoon Lee	Sep. 13, 1942	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member
Audit Committee member

Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 21, 2006

Shee Yul Ryoo	Sep. 5, 1938	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member

Byung Hun Park	Sep. 10, 1928	Outside Director	1 year starting from March 21, 2006
Board Steering Committee member

Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 21, 2006

Si Jong Kim	Apr. 16, 1937	Outside Director	1 year starting from March 21, 2006
Audit Committee member

Philippe Reynieix	Jun. 24, 1949	Outside Director	1 year starting from March 21, 2006

Haeng Nam Chung	Mar. 15, 1941	Outside Director	1 year starting from March 21, 2006

Myoung Soo Choi	Aug. 5, 1957	Outside Director	1 year starting from March 21, 2006

For personal profiles of the outside directors, please refer to 6-K filed on February 24, 2006 .

     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of
Jae Woo Lee	July 2, 1950	Managing Director	General Affairs Team, Public Relations Team, and
Human Resources Team

Byung Jae Cho	Jan. 6, 1951	Managing Director	Finance Planning Team, Risk Management Team,
and Investor Relations Team

Jin Won Seo	April 20, 1951	Managing Director	Strategic Planning Team,
Future Strategy & Management Team, and
Information & Technology Planning Team,

Jae Woon Yoon	July 22, 1951	Managing Director	Joint Procurement Team,
Synergy Management Team, and
Audit & Compliance Team
Stock Options

			Number of Changes
			No. of
		No. of	Exercised	No. of Cancelled	No. of Exercisable
	Guarantee	Granted Options	Options	Options	Options
Granted on 2002	Management, Head of Department	864,576	213,011	0	651,565
Granted on 2003	Management, Head of Department	1,020,206	233,879	11,390	774,937
Granted on 2004	Management, Head of Department	1,301,600	0	11,800	1,289,800
Granted on 2005	Management, Head of Department, Outside Directors	2,695,200	0	62,400	2,632,800
Granted on 2006	Management, Head of Department, Outside Directors	3,296,200	0	0	3,296,200

	Total	9,177,782	446,890	85,590	8,645,302

Employees

(As of December 31, 2005)
			Total Salaries and wages paid	Average Payment per
	Number of	Average length of	in 2005	person (in mil. of
	Employees	Service	(in mil. of Korean Won)	Korean Won)

Male	75	2 years and 3 months	6,168	82
Female	23	2 years and 1 month	727	32
Total	98	2 years and 2 months	6,895	70

5. Activities of Board of Directors and sub-committees for the year 2005~2006
Meetings of Board of Directors

	Date	Agenda
1	Feb. 2, 2005	1. Closing of the 4th FY (Jan.1, 2004 ~ Dec 31. 2004)	Approved
		2. Appointment of Outside Director Recommendation Committee members	Approved
- Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon Soo Yoon
2	Feb. 22, 2005	1. Convening of the 4th General Meeting of Shareholders	Approved
- 10:00 AM, March 30, 2005
		2. Remuneration levels for Directors	Approved
- KRW 4 billion
		3. Stock option grant to executives, employees and outside directors of the Group and Subsidiaries	Approved
- 1,196,000 shares for executive, 50,000 shares for outside directors, and up to 1,500,000 shares for employees
3	March 30, 2005	1. Appointment of Board steering Committee members	Approved
- Eung Chan Ra, Young Hwi Choi, Byung Hun Park, Pyung Joo Kim, and Shee Yul Ryoo
		2. Appointment of Risk Management Committee members	Approved
- Pyung Joo Kim, Yoon Soo Yoon, and Reynieix
		3. Decision on Director compensation level	Approved
4	May 17, 2005	1. Adoption of Code of Ethics for Finance Officers and Employees	Approved
- Purpose, Application, Conduct Guideline and etc.
		2. Approval of the Volume Limit of Corporate Bond Issue for the 2nd half of 2005	Approved
- KRW 1,100 billion ( including USD 50 million)
		3. Adjustment of the Number of Stock Options Granted in 2003	Approved
- The number of stock option granted was adjusted with the retirement of 31 officers and employees.
		4. Change of CEO	Approved
- Dismissal: Mr. Young Hwi Choi, Appointment: Mr. In Ho Lee
		5. Appointment of Sub Committees Members	Approved
- Board Steering Committee: Young Hwi Choi was dismissed and In Ho Lee was Appointed
- Compensation Committee: Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo were appointed.
5	June 29, 2005	1. Incorporation of Shinhan Private Equity Fund No.1 into SFG’s Indirect Subsidiary	Approved
- To be established in July 2005 as a subsidiary of Shinhan Private Equity
		2. Amendment of Regulations	Approved
- Board Regulations, Management Operation Regulations, and Subsidiary Management Committee Regulations
		3. Determination of Director Remuneration	Approved
- Amendment of Director Remuneration Plan
6	Aug. 26, 2005	1. Cancellation of Stock Option	Approved
- To cancel 51,800 shares previously granted to 8 people
		2. Exclusion of e-Shinhan from Shinhan Financial Group	Approved
- liquidation of e-Shinhan
		3. Set-up of Bank Merger Committee	Approved
- To be launched in September or October 2005, consisting of 7 members including a chairperson
		4. Set-up of Credit Card Business Competency Enhancement Committee	Approved
- To be launched in September or October 2005, consisting of 5 members including a chairperson
		5. Appointment of Non-Director Executive Officers	Approved
- Mr. Byung Jae Cho (re-appointed) and Mr. Jae Woon Yoon (newly appointed)
7	Sep. 27, 2005	1. Acquisition of 100% of Shinhan Life Insurance through a Small-Scale Share Swap	Approved
- To include Shinhan Life Insurance as the Group’s subsidiary through a small scale share swap by the end of December 2005

	Date	Agenda
8	Nov. 4, 2005	1. Appointment of Sub-Committee members	Approved
- Board Steering Committee: Mr. Sang Yoon Lee
- Risk Management Committee: Mr. Shee Yul Ryoo
9	Dec. 13, 2005	1. Arrangement of business plans and budget for 2006	Approved
- Business strategy, financial plans, predicted business budget for year 2006
		2. Arrangements on limitations of SFG’s financial support and methods of consent to its subsidiaries	Approved
- Decision to limit SFG’s financial support budget to KRW 1,870 billion
		3. Approval of Limitation of corporate bond issuance for the first half of 2006	Approved
- Issuance limited to KRW 1,800 billion
		4. Establishment of Scholarship Foundation	Approved
- Contribution in the initial stage: max KRW 50 billion, business purpose: scholarship business, 5 directors, 2 auditors
		5. Cancellation of Stock Option	Approved
- To cancel 22,400 shares previously granted to 2 people
10	Jan. 12, 2006	1. Appointment of Outside Director Recommendation Committee members	Approved
- Eung Chan Ra, Byung Hun Park, Young Hoon Choi, Shee Yul Ryoo, Yoon Soo Yoon
		2. Appointment of management (non-director)	Approved
- Baek Soon Lee (term ending: March 31, 2006)
11	Feb. 6, 2006	1. Partial alteration of the articles of association	Approved
		2. Closing of the 5th FY(2005)	Approved
12	Feb. 16, 2006	1. Convening of the 5th General Meeting of Shareholders	Approved
- 10:00 AM, March 21, 2006
		2. Remuneration levels for Directors	Approved
- KRW 5 billion
		3. Stock option grant to executives, employees and outside directors of the Group and Subsidiaries	Approved
- 1,418,900 shares for executives and management, 40,000 shares for outside directors, and up to 2,098,600 shares for employees
		4. Alterations in previous contract concerning the granting of Stock Options	Approved
		5. Alterations in regulations concerning the ‘Guide to provide and use Personal Credit Information’	Approved
		6. Appointment of management (non-director)	Approved
- Jin Won Suh (term ending: January 12, 2008)
		7. Appointment of corporate advisor	Approved
- advisor: Byung Joo Kim
13	March 21, 2006	1. Appointment of Board steering Committee members	Approved
- Eung Chan Rha, In Ho Lee, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee
		2. Confirmation of Director Remuneration	Approved
- Confirmation of individual director remuneration within the limitations set by the Board of Directors
Meetings of Audit Committee

	Date	Agenda
1	Feb. 22, 2005	1. Audit Results for the 4th Fiscal Year	Approved
- Confirmation of Audit Results for the 4th FY and Submission of Audit Report
		2. Appointment of Independent Auditors for Korean GAAP	Approved
- KPMC Samjong Accounting Corp. was appointed
		3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year	Approved
2004 - The internal accounting control system is properly operated.
		4. Evaluation of the Internal Monitoring System	Approved
- The internal monitoring system is properly operated.
5. Approval of the Group Audit Plan for 2005
		- the agenda transferred to the next audit committee	Not Approved

	Date	Agenda
		6. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved
1) Audit and Tax Adjustment ( Shinhan Finance Ltd. with KPMG Samjong)
2) Comfort Letters regarding the issue of bond in foreign currency (Shinhan Bank with KPMG Samjong)
		7. Audit of Approval Items for the FY 4 General Shareholders’ Meeting	Approved
-The approval items are appropriate.
2	Mar. 30, 2005	1. Appointment of Independent Auditors for US GAAP	Approved
- KPMC Samjong Accounting Corp. was appointed
		2. Approval of the Group Audit Plan for 2005	Approved
3	May 17, 2005	1. Appointment of Head of Audit Committee	Approved
- Mr. Il Sup Kim
		2. Establishment of Insider Reporting System	Approved
- Establishing Insider Reporting System and adopting relevant regulations
		3. Rectification of Subsidiaries’ Non audit Contracts	Approved
1) 2005 Tax Adjustment and review (Chohung Bank with KPMG Samjong)
2) Income Tax Advisory, Tax Adjustment, and Comfort letter on Important Items of Financial Statement (Shinhan Private Equity with KPMG Samjong)
4	June 29, 2005	1. Rectification of Subsidiaries’ Non audit Contracts	Approved
- Comfort Letters regarding the issue of bond (Shinhan Bank with KPMG Samjong)
5	Aug. 26, 2005	1. Approval of appointment and dismissal of Head of Audit & Compliance Team	Approved
- Newly appointed Head of Audit & Compliance Team: Mr. Eui Kwon Kwak
6	Nov. 6, 2005	1. Establishment of a Guideline for Subsidiaries’ Audit Planning and Operation	Approved
7	Feb. 16, 2006	1. Audit Results for the 5th Fiscal Year	Approved
- Confirmation of Audit Results for the 5th FY and Submission of Audit Report
		2. Appointment of Independent Auditors for US GAAP, for Shinhan Life Insurance	Approved
- KPMC Samjong Accounting Corp. was appointed
		3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2005	Approved
- The internal accounting control system is properly operated.
- The proper operation of the internal accounting control system of the major subsidiaries are to be reported separately
		4. Evaluation of the Internal Monitoring System	Approved
- The internal monitoring system is properly operated.
		5. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved
1) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Financial Group – Samjong Accounting Corp.)
2) Examination of financial statements for the acquisition process of Shinhan Life Insurance (Shinhan Life Insurance – Samjong Accounting Corp.)
3) Income Tax Advisory, Tax Adjustment (Shinhan Bank New York Branch–KPMG New York)
4) Auditing and Tax adjustment concerning PEF Shinhan National Pension
5) Comfort Letters regarding the issuance of bonds (Shinhan Bank with Samjong Accounting Corp.)
		6. Auditing Results of the 5th Annual Shareholders’ Meeting	Approved
- Results found to be appropriate
8	Mar. 21, 2006	1. Approval of auditing plans for 2006	Approved
- Auditing plans for Shinhan Financial Group and subsidiary companies approved
		2. Approval of auditing fees of K-GAAP	Approved
- Auditing fees considered appropriate for Korean accounting standards

Meetings of Outside Director Recommendation Committee

	Date	Agenda
1	Feb.2, 2005	1. Appointment of Head of Outside Director Recommendation Committee	Approved
- Mr. Byung Hun Park

2	Feb. 16, 2005	1. Recommendation of Outside Director Candidates	Approved
- Outside director candidates: Byung Hun Park, Dong Hyun Kwon , Young Hoon Choi,
Si Jong Kim and Philippe Reynieix (5 candidates)
- Outside director candidates with professional expertise: Pyung Joo Kim, Il Sup Kim,
Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo (5 candidates)

3	Jan. 12, 2006	1. Appointment of Head of Outside Director Recommendation Committee	Approved
- Mr. Byung Hun Park

1. Recommendation of Outside Director Candidates
- Outside director candidates: Byung Hun Park, Si Jong Kim, Young Hoon Choi,
4	Feb. 16, 2006	Myung Soo Choi, Hang Nam Jung and Philippe Reynieix (6 candidates)
- Outside director candidates with professional expertise: Il Sup Kim,
		Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo (4 candidates)	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(in Korean Won or number of shares)

		Sept. 2005	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006
Price per share	High	37,200	37,400	41,000	43,100	42,300	41,450
	Low	31,500	33,750	36,300	39,000	37,700	38,250
Trading Volume		22,816,559	24,953,683	29,170,702	25,024,286	24,454,664	22,609,271
American Depositary Shares traded on the New York Stock Exchange
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(in US Dollars or number of shares)

		Sept. 2005	Oct. 2005	Nov. 2005	Dec. 2005	Jan. 2006	Feb. 2006
Price per share	High	72.20	72.17	78.87	84.71	86.40	86.78
	Low	61.90	64.52	69.75	75.55	77.00	78.66
Trading Volume		362,500	477,700	501,700	468,100	695,300	670,300

7. Related Party Transactions
Loans to Subsidiaries
(As of December 31, 2005)

						Beginning			Ending
		Origination	Maturity	Funding	Lending	Balance			Balance
Borrower	Loan Type	date	date	Rate	Rate	Jan. 1 2005	Increase	Decrease	Dec. 31, 2005
Good Morning
Shinhan Securities	Loans in KRW	31-Jan-05	31-Jul-10	4.59%	5.25%	—	700	—	700
	Privately Placed
Shinhan Bank	Bonds	21-Dec-01	21-Mar-08	7.12%	7.42%	500	—	—	500
Shinhan Card	Loans in KRW	21-Nov-02	21-Nov-05	5.60%	5.93%	1,000	—	1,000	—
Shinhan Card	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	1,000	—	1,000	—
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-05	5.04%	5.39%	500	—	500	—
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.50%	500	—	—	500
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-05	4.89%	5.24%	1,000		1,000	—
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-06	4.99%	5.29%	2,000	—	—	2,000
Shinhan Card	Loans in KRW	23-Apr-03	23-Apr-09	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	23-May-03	23-May-05	5.11%	5.45%	500	—	500	—
Shinhan Card	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Card	Loans in KRW	24-Jun-03	24-Jun-06	5.43%	5.73%	1,500	—	—	1,500
Shinhan Card	Loans in KRW	24-Oct-03	24-Oct-06	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	18-Mar-05	18-Mar-07	4.13%	4.49%	—	500	—	500
Shinhan Card	Loans in KRW	18-Mar-05	18-Mar-08	4.23%	4.54%	—	500	—	500
Shinhan Capital	Loans in KRW	30-Jan-02	30-Jan-05	6.69%	7.34%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Mar-02	04-Apr-07	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	29-Apr-02	29-Apr-05	6.84%	7.49%	300	—	300	—
Shinhan Capital	Loans in KRW	26-Jun-02	26-Jun-05	6.30%	6.95%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Jul-02	29-Jul-07	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	21-Nov-02	21-Nov-07	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	300	—	300	—
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-07	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.54%	200	—	—	200
Shinhan Capital	Loans in KRW	23-Apr-03	23-Apr-05	5.28%	5.65%	500	—	500	—
Shinhan Capital	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Capital	Loans in KRW	24-Jun-03	24-Jun-08	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-06	5.55%	5.85%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-08	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-07	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-09	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	25-Jun-04	25-Jun-09	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in KRW	31-Jan-05	31-Jan-08	4.21%	4.58%	—	300	—	300
Shinhan Capital	Loans in KRW	18-Mar-05	18-Mar-07	4.23%	4.49%	—	500	—	500
Shinhan Capital	Loans in KRW	09-May-05	09-May-08	3.99%	4.33%	—	500	—	500
Shinhan Capital	Loans in KRW	16-Dec-05	16-Dec-08	5.48%	5.67%		400	—	400
Jeju Bank	Loans in KRW	28-Dec-05	28-Jan-11	5.74%	6.43%	—	200	—	200
	Loans in foreign			6M Libor	6M Libor
Shinhan Capital	Currency	13-Mar-02	13-Mar-05	+100bp	+120bp	313	—	313	—

						Beginning			Ending
		Origination	Maturity	Funding	Lending	Balance			Balance
Borrower	Loan Type	date	date	Rate	Rate	Jan.1 2005	Increase	Decrease	Dec. 31, 2005
	Loans in foreign
Shinhan Capital	Currency	13-Sep-02	13-Sep-05	6M Libor +85bp	6M Libor +114bp	312	—	312	—
	Loans in foreign
Shinhan Capital	Currency	30-Dec-03	30-Dec-06	3M Libor +70bp	3M Libor +90bp	313		9	304
	Loans in foreign
Shinhan Capital	Currency	15-Jul-04	15-Jun-07	3M Libor +70bp	3M Libor +90bp	418	—	13	405
	Privately Placed
Jeju Bank	Bonds	07-May-04	30-Mar-07	6.26%	—	31	—	—	31
	Privately Placed
Jeju Bank	Bonds	20-May-02	20-Jan-08	7.25%	8.14%	200	—	—	200

Total	—	—	—	—	—	17,587	3,600	6,347	14,840

Exhibit 99-1 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of and for the year ending December 31, 2005.
Exhibit 99-2 Independent Accountant’s Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of and for the year ending December 31, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho

Name: Byung Jae Cho
Title: Chief Financial Officer
Date : April 10, 2006